Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2019 THIRD QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first three quarters of 2019 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2

On 29 October 2019, the 2019 Third Quarter Report of the Company was considered and approved at the twentieth meeting of the sixth session of the Board of the Company. Of the eleven Directors of the Company, eight attended the Board Meeting. Executive Directors Su Hengxuan and Li Mingguang, Non-executive Director Wang Junhui and Independent Non-executive Directors Chang Tso Tung Stephen and Robinson Drake Pike attended the meeting, Non-executive Director Yin Zhaojun and Independent Non-executive Directors Tang Xin and Leung Oi-Sie Elsie attended the meeting by telephony, respectively. Chairman and Executive Director Wang Bin could not attend the meeting due to other business, and gave written authorization to Executive Director Su Hengxuan to attend, vote and chair the meeting. Non-executive Directors Yuan Changqing and Liu Huimin could not attend the meeting due to other business, and gave written authorization to Non-executive Director Wang Junhui and Independent Non-executive Director Robinson Drake Pike to act as proxies to attend and vote at the meeting, respectively.

1.3	The Company’s 2019 third quarter financial report is unaudited.

1.4

Mr. Wang Bin, Chairman of the Company, Mr. Zhao Peng, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Accounting Department, confirm that the financial reports in this 2019 third quarter report are true, accurate and complete.

2.	The Company’s Basic Information

2.1	Major financial data

Currency: RMB

	As at 30 September 2019	As at 31 December 2018	Increase/(decrease) compared to 31 December 2018
Total assets (million)	3,609,078	3,254,403	10.9%
Total equity holders’ equity (million)	388,754	318,371	22.1%
Ordinary share holders’ equity per share (RMB per share)	13.48	10.99	22.7%

	For the nine months ended 30 September 2019	For the nine months ended 30 September 2018	Increase/(decrease) compared to the same period of 2018
Net cash flows from operating activities (million)	207,380	76,433	171.3%
Net cash flows from operating activities per share (RMB per share)	7.34	2.70	171.3%
Operating income (million)	624,024	540,967	15.4%
Net profit attributable to equity holders of the Company (million)	57,702	19,869	190.4%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	52,607	20,049	162.4%
Earnings per share (basic and diluted) (RMB per share)	2.03	0.69	193.1%
Basic earnings per share after deducting non-recurring items (RMB per share)	1.85	0.70	164.7%
Weighted average ROE (%)	16.66	6.13	An increase of 10.53 percentage points
Weighted average ROE after deducting non-recurring items (%)	15.18	6.18	An increase of 9.00 percentage points

Note:

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

In the first three quarters of 2019, under the guidance of the strategic deployment of “China Life Revitalization”, the Company actively proceeded with all tasks according to the requirements for high-quality development and maintained leading market position with good development momentum. Firstly, the Company made steady progress in overall development and its core businesses continued to grow. In the first three quarters of 2019, the Company achieved revenues from insurance business1 of RMB497,047 million, an increase of 6.1% year-on-year. First-year regular premiums amounted to RMB99,053 million, an increase of 4.7% year-on-year. Renewal premiums amounted to RMB334,832 million, an increase of 5.9% year-on-year. Short-term insurance premiums amounted to RMB61,215 million, an increase of 31.0% year-on-year. Secondly, the premium structure was increasingly optimized and the protection-oriented business developed rapidly. During the reporting period, the percentage of first-year regular premiums of the Company in premiums from long-term insurance of new policies was 98.07%, an increase of 8.45 percentage points from the corresponding period of 2018. The percentage of first-year regular premiums with a payment duration of ten years or longer in first-year regular premiums was 51.06%, an increase of 15.72 percentage points from the corresponding period of 2018. The percentage of premiums from designated protection-oriented products in first-year regular premiums increased by 8.79 percentage points year-on-year. During the reporting period, the surrender rate of the Company was 1.67%, a decrease of 2.78 percentage points year-on-year. Thirdly, the sales force steadily expanded with continuous improvement in quality. As at the end of the reporting period, the total number of sales forces from all channels of the Company was approximately 1.95 million, an increase of approximately 0.18 million from the end of 2018. In particular, the number of exclusive individual agents was 1.663 million, an increase of 15.6% from the end of 2018. The quality of sales force consistently improved and the monthly average productive agents from the exclusive individual agent channel increased by 37.4% year-on-year; the monthly average number of agents selling designated protection-oriented insurance products rose by 49.2% year-on-year. Fourthly, the Company proactively took advantage of investment opportunities and its asset structure was constantly optimized. As at 30 September 2019, the Company’s investment assets reached RMB3,439,115 million, an increase of 10.7% from the end of 2018. The Company deepened the market-oriented reform of its investment management system, strengthened the management of assets and liabilities, seized the market opportunities to allocate to long-term fixed income assets and optimized the structure of equity portfolios. For the first three quarters of 2019, investment income from fixed income assets increased constantly, and the income from open market equity investments grew significantly. During the reporting period, the gross investment income2 of the Company was RMB134,487 million. The gross investment yield3 was 5.72%, rising by 231 BPs year-on-year. The net investment income4 was RMB113,903 million, and the net investment yield5 was 4.83%, rising by 21 BPs year-on-year.

[1]	Revenues from insurance business is consistent with Premium Income in the attached income statement.
[2]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses – Impairment losses of investment assets
[3]

Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of previous year – Financial assets sold under agreements to repurchase at the end of previous year – Derivative financial liabilities at the end of previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/273}×365. The figures for the same period of last year were adjusted on the same basis.

[4]

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and net income from investments in associates and joint ventures, etc.

[5]

Net investment yield = {[(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of previous year – Financial assets sold under agreements to repurchase at the end of previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2]/273}×365. The figures for the same period of last year were adjusted on the same basis.

During the reporting period, net profit attributable to equity holders of the Company was RMB57,702 million, an increase of 190.4% year-on-year; the value of new business for the first three quarters of 2019 grew by 20.4% year-on-year. The core solvency ratio and comprehensive solvency ratio of the Company were 262.00% and 272.14%, respectively.

For the next stage, the Company will continue to adhere to the strategic deployment of “China Life Revitalization”, take proactive efforts to fulfill the overall tasks of the year 2019, and make scientific deployment regarding the year 2020. Moreover, the Company will consistently carry out various reforms in great depth, strengthen the sales force development, take lead in the large-and medium-sized cities, step up technology empowerment and innovation-driven development, and enhance risk prevention and control in a practical manner, so as to move towards high-quality development.

Non-recurring Items and Amounts

		RMB million
Non-recurring itemsNote 1	For the Reporting Period (from July to September)	For the nine months ended 30 September 2019
Gains/(losses) on disposal of non-current assets	17	15
Government subsidies recognized in current gains/(losses)	37	63
Donations	(45)	(108)
Net non-recurring items other than those mentioned above	(22)	(36)
Effect of income tax	4	17
Adjustment on current income tax of previous periodNote 2	—	5,154
Attributable to non-controlling interests	(9)	(10)

Total	(18)	5,095

Notes:

1.

As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.

According to Cai Shui [2019] No. 72, Announcement on Policies Regarding the Pre-tax Deduction of Underwriting and Policy Acquisition Costs Incurred by Insurance Enterprises, the underwriting and policy acquisition costs incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to the subsequent years. The announcement issued above was effective from 1 January 2019 and applicable to 2018’s final settlement and payment of enterprise income tax filing. Accordingly, the Company’s current income tax was deducted by RMB5,154 million regarding to 2018’s final settlement and payment.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 119,077
Number of H Share shareholders : 27,381

	Particulars of top ten shareholders of the Company				Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—

HKSCC Nominees Limited	Overseas legal person	25.91%	7,322,674,049	—	—

China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	—	—

Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.16%	45,106,944	—	—

China International Television Corporation	State-owned legal person	0.06%	17,000,000	—	—

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.04%	12,421,223	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	—	—

Abu Dhabi Investment Authority	Overseas legal person	0.04%	10,238,308	—	—

Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐  Applicable            ☑  Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☑  Applicable            ☐  Not applicable

(1)	Changes in key financial indicators and the reasons

RMB million

Key financial indicators	As at 30 September 2019	As at 31 December 2018	Increase/ (decrease)	Main reasons
Total assets	3,609,078	3,254,403	10.9%	Accumulation of the assets from insurance business and investment business
Total liabilities	3,214,928	2,931,113	9.7%	An increase in insurance reserves
Total equity holders’ equity	388,754	318,371	22.1%	Due to the effect of profits and an increase in other comprehensive income during the Reporting Period

RMB million

Key financial indicators	For the nine months ended 30 September 2019	For the nine months ended 30 September 2018	Increase/ (decrease)	Main reasons
Operating profit	62,071	25,360	144.8%	An increase in investment income
Net profit attributable to equity holders of the Company	57,702	19,869	190.4%	An increase in investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs

(2)	Material changes in major accounting items and the reasons

RMB million

Key financial indicators	As at 30 September 2019	As at 31 December 2018	Increase/ (decrease)	Main reasons

Premiums receivables	35,057	15,648	124.0%	Accumulation of renewal premiums

Securities sold under agreements to repurchase	126,025	192,141	-34.4%	The needs for liquidity management

Other liabilities	37,314	26,824	39.1%	An increase of payable to the third- party holders of consolidated structured entities

RMB million

Key financial indicators	For the nine months ended 30 September 2019	For the nine months ended 30 September 2018	Increase/ (decrease)	Main reasons

Investment income	126,239	83,870	50.5%	An increase in income from equity assets investment

Surrenders	43,739	107,826	-59.4%	A decrease in the surrender of single insurance products

Claims expense	99,575	143,524	-30.6%	A decrease in the policy maturity payment of life insurance business

Increase in insurance contracts reserve	295,086	162,355	81.8%	Due to the combined impact of the Company’s business growth and a decrease in policy maturity payment and surrenders

Underwriting and policy acquisition costs	63,011	48,452	30.0%	An increase in commissions of regular business due to the Company’s business growth and the optimization of its business structure

3.2	Explanation and analysis of significant events and their impacts and solutions

☐  Applicable             ☑  Not applicable

3.3	Undertakings were not implemented in due time during the reporting period

☑  Applicable             ☐  Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐  Applicable             ☑  Not applicable

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English version, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 29 October 2019

4.	Appendix

4.1	Balance sheet as at 30 September 2019 (unaudited)

RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2019	2018	2019	2018
ASSETS	Group	Group	Company	Company
Assets
Cash fund	62,689	52,586	58,024	47,896
Financial assets at fair value through profit or loss	138,299	138,716	114,221	125,303
Securities purchased under agreements to resell	1,893	9,905	1,583	9,066
Interest receivables	48,314	48,094	47,734	47,644
Premiums receivables	35,057	15,648	35,057	15,648
Receivables from reinsurers	351	731	351	731
Unearned premium reserves receivable from reinsurers	318	370	318	370
Claim reserves receivable from reinsurers	115	140	115	140
Reserves for life insurance receivables from reinsurers	531	391	531	391
Reserves for long-term health insurance receivables from reinsurers	3,405	2,732	3,405	2,732
Other receivables	16,404	18,601	14,372	16,384
Loans	579,426	450,251	568,764	445,117
Term deposits	538,174	559,341	531,861	553,428
Available-for-sale financial assets	985,806	870,533	972,451	858,936
Held-to-maturity investments	893,234	806,717	892,373	806,050
Long-term equity investments	222,527	201,661	245,314	215,643
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	10,734	9,747	3,578	3,525
Constructions in progress	16,769	16,901	14,497	14,030
Fixed assets	32,085	29,566	30,917	28,362
Right-of-use assets	3,559	—	3,357	—
Intangible assets	7,970	8,119	7,295	7,419
Deferred tax assets	121	1,257	—	817
Other assets	4,955	6,054	4,704	5,830
Separate account assets	9	9	9	9

Total Assets	3,609,078	3,254,403	3,556,484	3,211,124

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.1	Balance sheet as at 30 September 2019 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2019	2018	2019	2018
	Group	Group	Company	Company
LIABILITIES AND EQUITY
Liabilities
Short-term borrowings	1,018	993	—	—
Financial liabilities at fair value through profit or loss	4,101	2,680	—	—
Derivative financial liabilities	—	1,877	—	1,877
Securities sold under agreements to repurchase	126,025	192,141	122,259	188,932
Premiums received in advance	2,456	46,650	2,456	46,650
Brokerage and commission payable	6,748	5,268	6,748	5,268
Reinsurance payable	1,121	1,215	1,121	1,215
Salary and welfare payable	7,929	11,689	6,976	10,614
Taxes payable	854	3,296	590	2,941
Claims payable	50,898	49,465	50,898	49,465
Policyholder dividends payable	102,232	85,071	102,232	85,071
Other payable	14,278	13,322	13,409	12,275
Policyholder deposits	270,839	255,425	270,839	255,425
Unearned premium reserves	23,868	11,432	23,868	11,432
Claim reserves	18,550	14,805	18,550	14,805
Reserves for life insurance	2,353,172	2,082,425	2,353,172	2,082,425
Reserves for long-term health insurance	127,977	107,369	127,977	107,369
Long-term borrowings	19,009	19,157	—	—
Bonds payable	34,989	—	34,989	—
Lease liabilities	3,157	—	2,953	—
Deferred tax liabilities	8,384	—	8,830	—
Other liabilities	37,314	26,824	20,866	17,346
Separate account liabilities	9	9	9	9

Total liabilities	3,214,928	2,931,113	3,168,742	2,893,119

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	54,863	54,945	54,206	54,288
Accumulated other comprehensive income	14,772	(5,614)	14,487	(5,678)
Surplus reserve	69,304	68,029	69,256	67,981
General reserve	32,023	31,933	31,447	31,447
Retained earnings	181,736	133,022	182,290	133,911

Attributable to equity holders of the Company	388,754	318,371

Non-controlling interests	5,396	4,919

Total equity	394,150	323,290	387,742	318,005

Total liabilities and equity	3,609,078	3,254,403	3,556,484	3,211,124

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2	Income statement for the third quarter of 2019 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2019	2018	2019	2018
	Group	Group	Company	Company
1. Operating income	624,024	540,967	620,351	539,798
Premiums earned	480,521	457,295	480,521	457,295
Premium income	497,047	468,534	497,047	468,534

Including: Reinsurance premium income	3	5	3	5

Less: Premiums ceded to reinsurers	(4,038)	(3,376)	(4,038)	(3,376)
Change in unearned premium reserves	(12,488)	(7,863)	(12,488)	(7,863)
Investment income	126,239	83,870	125,142	83,623

Including: Share of profit of associates and joint ventures	8,712	6,150	8,857	6,141

Other gains	53	99	35	91
Fair value gains/(losses)	11,947	(5,412)	11,437	(5,199)
Foreign exchange gains/(losses)	(27)	(411)	295	318
Other operating income	5,278	5,508	2,908	3,652
Gains/(losses) on disposal of assets	13	18	13	18
2. Operating expenses	(561,953)	(515,607)	(559,617)	(513,916)
Surrenders	(43,739)	(107,826)	(43,739)	(107,826)
Claims expense	(99,575)	(143,524)	(99,575)	(143,524)
Less: Claims recoverable from reinsurers	2,786	1,642	2,786	1,642
Increase in insurance contracts reserve	(295,086)	(162,355)	(295,086)	(162,355)
Less: Insurance reserves recoverable from reinsurers	788	657	788	657
Policyholder dividends resulting from participation in profits	(17,810)	(11,706)	(17,810)	(11,706)
Tax and surcharges	(620)	(512)	(529)	(444)
Underwriting and policy acquisition costs	(63,011)	(48,452)	(63,011)	(48,452)
Administrative expenses	(26,506)	(23,528)	(25,028)	(22,089)
Less: Expenses recoverable from reinsurers	202	196	202	196
Other operating expenses	(15,467)	(14,603)	(14,792)	(14,434)
Impairment losses	(3,915)	(5,596)	(3,823)	(5,581)

3. Operating profit	62,071	25,360	60,734	25,882

Add: Non-operating income	76	43	54	32
Less: Non-operating expenses	(190)	(317)	(184)	(317)

4. Net profit before income tax	61,957	25,086	60,604	25,597

Less: Income tax expenses	(3,699)	(4,778)	(3,327)	(4,519)

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2	Income statement for the third quarter of 2019 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2019	2018	2019	2018
	Group	Group	Company	Company
5. Net profit	58,258	20,308	57,277	21,078

According to operating continuity:
– Net profit from continuing operations	58,258	20,308	57,277	21,078
According to ownership of the company:
– Equity holders of the Company	57,702	19,869
– Non-controlling interests	556	439
6. Earnings per share
Basic earnings per share	RMB2.03	RMB0.69
Diluted earnings per share	RMB2.03	RMB0.69
7. Other Comprehensive income	20,424	1,510	20,149	2,119
Other comprehensive income attributable to equity holders of the Company (net of tax)	20,370	1,489
Other comprehensive income that may be reclassified to profit or loss	20,370	1,489	20,149	2,119
Fair value gains/(losses) on available-for-sale financial assets	32,911	(8,314)	32,730	(7,496)
Less: Amount transferred to net profit from other comprehensive income	(5,010)	10,720	(4,975)	10,718
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(8,122)	(1,750)	(8,122)	(1,750)
Other comprehensive income that may be transferred to profit or loss under the equity method	328	632	330	520
Exchanges differences on translating foreign operations	263	201	186	127
Other comprehensive income that will not be reclassified to profit or loss	—	—	—	—
Other comprehensive income attributable to non-controlling interests (net of tax)	54	21

8. Total Comprehensive income	78,682	21,818	77,426	23,197

– Attributable to equity holders of the Company	78,072	21,358
– Attributable to non-controlling interests	610	460

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2	Income statement for the third quarter of 2019 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months		For the three months
	ended 30 September		ended 30 September
	2019	2018	2019	2018
	Group	Group	Company	Company
1. Operating income	166,791	133,795	165,915	133,557
Premiums earned	119,224	108,310	119,224	108,310
Premium income	119,071	108,052	119,071	108,052

Including: Reinsurance premium income	1	2	1	2

Less: Premiums ceded to reinsurers	(1,397)	(943)	(1,397)	(943)
Change in unearned premium reserves	1,550	1,201	1,550	1,201
Investment income	45,819	24,480	45,351	24,082

Including: Share of profit of associates and joint venture	3,047	2,014	2,927	1,853

Other gains	31	48	13	47
Fair value gains/(losses)	98	(152)	126	(106)
Foreign exchange gains/(losses)	(57)	(513)	257	194
Other operating income	1,663	1,611	931	1,019
Gains/(losses) on disposal of assets	13	11	13	11
2. Operating expenses	(143,678)	(130,049)	(143,116)	(129,588)
Surrenders	(7,563)	(7,713)	(7,563)	(7,713)
Claims expense	(30,392)	(47,932)	(30,392)	(47,932)
Less: Claims recoverable from reinsurers	956	714	956	714
Increase in insurance contracts reserve	(68,039)	(43,263)	(68,039)	(43,263)
Less: Insurance reserves recoverable from reinsurers	261	107	261	107
Policyholder dividends resulting from participation in profits	(6,974)	(2,394)	(6,974)	(2,394)
Tax and surcharges	(143)	(113)	(128)	(105)
Underwriting and policy acquisition costs	(17,416)	(12,745)	(17,416)	(12,745)
Administrative expenses	(8,693)	(7,777)	(8,275)	(7,277)
Less: Expenses recoverable from reinsurers	84	59	84	59
Other operating expenses	(5,210)	(4,665)	(5,252)	(4,714)
Impairment losses	(549)	(4,327)	(378)	(4,325)

3. Operating profit	23,113	3,746	22,799	3,969

Add: Non-operating income	27	19	14	15
Less: Non-operating expenses	(76)	(126)	(75)	(126)

4. Net profit before income tax	23,064	3,639	22,738	3,858

Less: Income tax expenses	(2,735)	(34)	(2,672)	59

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.2	Income statement for the third quarter of 2019 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months		For the three months
	ended 30 September		ended 30 September
	2019	2018	2019	2018
	Group	Group	Company	Company
5. Net profit	20,329	3,605	20,066	3,917

According to operating continuity:
– Net profit from continuing operations	20,329	3,605	20,066	3,917
According to ownership of the company:
– Equity holders of the Company	20,103	3,446
– Non-controlling interests	226	159
6. Earnings per share
Basic earnings per share	RMB0.71	RMB0.12
Diluted earnings per share	RMB0.71	RMB0.12
7. Other Comprehensive income	207	3,759	96	2,909
Other comprehensive income attributable to equity holders of the Company (net of tax)	192	3,740
Other comprehensive income that may be reclassified to profit or loss	192	3,740	96	2,909
Fair value gains/(losses) on available-for-sale financial assets	1,297	(3,058)	1,190	(3,600)
Less: Amount transferred to net profit from other comprehensive income	(1,463)	7,401	(1,455)	7,391
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	236	(945)	236	(945)
Other comprehensive income that may be transferred to profit or loss under the equity method	(77)	3	(50)	4
Exchanges differences on translating foreign operations	199	339	175	59
Other comprehensive income that will not be reclassified to profit or loss	—	—	—	—
Other comprehensive income attributable to non-controlling interests (net of tax)	15	19

8. Total Comprehensive income	20,536	7,364	20,162	6,826

– Attributable to equity holders of the Company	20,295	7,186
– Attributable to non-controlling interests	241	178

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2019 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2019	2018	2019	2018
	Group	Group	Company	Company
1. Cash flows from operating activities
Premiums received	433,497	435,288	433,497	435,288
Net increase in policyholder deposits	15,761	20,860	15,761	20,860
Net cash received from financial assets at fair value through profit or loss	15,256	—	26,887	—
Net cash received from financial liabilities at fair value through profit or loss	1,196	898	—	—
Cash received from other operating activities	7,579	7,372	3,985	3,740

Sub-total of cash inflows from operating activities	473,289	464,418	480,130	459,888

Cash paid for claims	(141,881)	(246,874)	(141,881)	(246,874)
Net cash paid for reinsurance business	(764)	(1,174)	(764)	(1,174)
Cash paid for brokerage and commission fees	(61,531)	(49,313)	(61,531)	(49,313)
Cash paid for policyholder dividends	(11,466)	(15,348)	(11,466)	(15,348)
Cash paid to and for employees	(18,296)	(16,275)	(17,280)	(15,381)
Cash paid for taxes and surcharges	(11,590)	(12,177)	(10,459)	(11,499)
Net cash paid for financial assets at fair value through profit or loss	—	(28,336)	—	(24,675)
Cash paid for other operating activities	(20,381)	(18,488)	(17,183)	(16,398)

Sub-total of cash outflows from operating activities	(265,909)	(387,985)	(260,564)	(380,662)

Net cash flows from operating activities	207,380	76,433	219,566	79,226

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2019 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2019	2018	2019	2018
	Group	Group	Company	Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	646,322	418,771	635,534	418,781
Cash received from investment income	103,842	98,111	103,767	92,741
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	35	66	35	66
Net cash received from securities purchased under agreements to resell	7,981	30,058	7,483	29,676
Net cash received from the disposal of subsidiaries and other business units	1,896	—	2,077	351

Sub-total of cash inflows from investing activities	760,076	547,006	748,896	541,615

Cash paid for investments	(898,683)	(588,831)	(893,796)	(583,792)
Net increase in policy loans	(20,588)	(25,169)	(20,588)	(25,169)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(6,078)	(10,650)	(5,484)	(9,437)
Net cash paid for the acquisition of subsidiaries and other business units	—	(775)
Cash paid for other investing activities	—	(299)	—	—

Sub-total of cash outflows from investing activities	(925,349)	(625,724)	(919,868)	(618,398)

Net cash flows from investing activities	(165,273)	(78,718)	(170,972)	(76,783)

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2019 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2019	2018	2019	2018
	Group	Group	Company	Company
3. Cash flows from financing activities
Cash received from investment	7,034	1,562	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	7,034	1,562
Proceeds from issuance of bonds	34,988	—	34,988	—
Cash received from borrowings	26	730	—	—
Net cash received from securities sold under agreements to repurchase	—	32,317	—	31,578

Sub-total of cash inflows from financing activities	42,048	34,609	34,988	31,578

Cash repaid to lenders	(565)	—	—	—
Cash paid for dividends and interests and repaid for lenders	(6,620)	(14,713)	(6,041)	(14,108)
Net cash paid for securities sold under agreements to repurchase	(65,595)	—	(66,673)	—
Cash paid for other financing activities	(1,383)	(312)	(825)	—

Sub-total of cash outflows from financing activities	(74,163)	(15,025)	(73,539)	(14,108)

Net cash flows from financing activities	(32,115)	19,584	(38,551)	17,470

4. Effect of changes in foreign exchange rate on cash and cash equivalents	116	(3)	78	121

5. Net increase in cash and cash equivalents	10,108	17,296	10,121	20,034

Add: Opening balance of cash and cash equivalents	50,809	48,586	47,904	44,186

6. Closing balance of cash and cash equivalents	60,917	65,882	58,025	64,220

Wang Bin Chairman	Zhao Peng Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Accounting Department